Filed Pursuant to Rule 433 Registration Number 333-141411
Contacts:	Vincent J. Milano Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer Phone (610) 321-6225
William C. Roberts
Senior Director, Corporate Communications
Phone (610) 321-6288

ViroPharma Announces Proposed Offering of $200 Million in Convertible Senior Notes Due March 2017

Exton, PA, March 19, 2007 — ViroPharma Incorporated (Nasdaq: VPHM) today announced its intention to offer to sell, subject to market and other conditions, $200 million aggregate principal amount of Convertible Senior Notes due March 2017, pursuant to a registration statement filed with the Securities and Exchange Commission today. ViroPharma expects to grant the underwriters an option to purchase up to an additional $30 million aggregate principal amount of Notes from ViroPharma to cover overallotments.

In connection with the offering, ViroPharma intends to enter into convertible note hedge and warrant transactions with counterparties which may include one or more of the underwriters or their affiliates. These transactions are expected to reduce the potential dilution to ViroPharma’s common stock upon future conversions of the notes. ViroPharma has been advised that, in connection with establishing their initial hedge of these transactions, the counterparties or their affiliates may enter into various derivatives transactions with respect to ViroPharma’s common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing, or preventing a decline in, the price of ViroPharma’s common stock concurrently with or following the pricing of the notes. Thereafter the counterparties or their affiliates may modify their hedge positions from time to time by entering into or unwinding various derivative transactions with respect to ViroPharma’s common stock or by purchasing or selling ViroPharma’s common stock in secondary market transactions (including during the observation period related to the conversion of the notes and after the 27th scheduled trading day prior to the maturity of the notes), which could adversely affect the value of ViroPharma’s common stock or the notes.

ViroPharma currently intends to use the net proceeds of the offering to fund general corporate purposes including strategic investments or acquisitions of products, technologies or complementary businesses. No commitments or agreements have currently been made for any specific acquisitions. ViroPharma also intends to use a portion of the net proceeds of this offering to fund the net cost of the convertible note hedge and warrant transactions.

Goldman, Sachs & Co. is the sole book running manager for the offering and CreditSuisse and Piper Jaffray are serving as co-managers for the offering.

About the Offering

ViroPharma has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering. Before you invest, you should read the prospectus and prospectus supplement to that registration statement and other documents ViroPharma has filed with the SEC for more complete information about ViroPharma and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Printed copies of the preliminary prospectus supplement relating to the offering may also be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, New

York 10004, via fax at 212-902-9316 or via e-mail at prospectus-ny@ny.email.gs.com. Alternatively, ViroPharma, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling 1-866-471-2526.

About ViroPharma Incorporated

ViroPharma Incorporated is committed to the development and commercialization of products that address serious diseases treated by physician specialists and in hospital settings. ViroPharma commercializes Vancocin® approved for oral administration for treatment of antibiotic-associated pseudomembranous colitis caused by Clostridium difficile and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains (for prescribing information, please download the package insert at http://www.viropharma.com/docs/Vancocin_pi_2007.htm). ViroPharma currently focuses its drug development activities in viral diseases including cytomegalovirus (CMV) and hepatitis C (HCV).

Disclosure Notice

Certain statements in this press release contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements provide the Company’s current expectations or forecasts of future events. The company’s actual results may vary depending on a variety of factors. These factors, and other factors, including, but not limited to those described in ViroPharma’s annual report on Form 10-K filed for the period ending December 31, 2006 with the Securities and Exchange Commission, could cause future results to differ materially from the expectations expressed in this press release. The forward-looking statements contained in this press release may become outdated over time. ViroPharma does not assume any responsibility for updating any forward-looking statements.